UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bird Global, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

09077J107
(CUSIP Number)

Travis VanderZanden
c/o Bird Global, Inc.
406 Broadway, Suite 369
Santa Monica, California 90401
(866) 205-2442
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 3 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by Travis VanderZanden (the “Reporting Person”) with the United States Securities and Exchange Commission on November 15, 2021 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

Voting Agreement

The Issuer has entered into a voting agreement, effective as of January 3, 2023 (the “Voting Agreement”), with the Reporting Person and certain of the purchasers (the “Investors”) party to that certain note purchase agreement, dated as of December 30, 2022 (the “Note Purchase Agreement”), by and among the Issuer, the several purchasers from time to time party thereto, and U.S. Bank Trust Company, National Association, as collateral agent. Pursuant to the Voting Agreement, among other things: (a) for so long as the Investors and their affiliates collectively continue to beneficially own, directly or indirectly, Notes issued pursuant to the Note Purchase Agreement and/or shares of Class A Common Stock representing 9,860,916 shares of Class A Common Stock (assuming conversion of the Notes into shares of Class A Common Stock in accordance with their terms and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Issuer and the Reporting Person agree to take all actions as necessary and within their control to ensure that the board of directors of the Issuer (the “Board”) consist of no more than nine directors; and (b) the Investors holding a majority of the voting rights then held by the Investors have the right to designate for election to the Board—and the Issuer and the Reporting Person will take all actions as necessary and within their control to ensure they are elected as directors—the following numbers of individuals (the “Investor Designees”) corresponding to the respective numbers of shares of Class A Common Stock collectively directly or indirectly beneficially owned by the Investors and their affiliates (assuming conversion of all of the Notes into shares of Class A Common Stock and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like): (i) greater than or equal to 49,304,578: five Investor Designees; (ii) greater than or equal to 39,443,662 but less than 49,304,578: four Investor Designees; (iii) greater than or equal to 29,582,747 but less than 39,443,662: three Investor Designees; (iv) greater than or equal to 19,721,831 but less than 29,582,747: two Investor Designees; and (v) greater than or equal to 9,860,916 but less than 19,721,831: one Investor Designee. In the event the Reporting Persons ceases to beneficially own, directly or indirectly, a number of shares of voting stock of the Issuer representing a majority of the voting power of all of the then-issued and outstanding shares of voting stock of the Issuer, the Reporting Person will only be obligated to take all actions as reasonably necessary and within his control with respect to the size of the Board and the nomination and election of the Investor Designees described above.

CUSIP No. 09077J107	13D	Page 2 of 3 pages
In addition, under the Voting Agreement, the Reporting Person has agreed that he will voluntarily convert (in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation) into Class A Common Stock all of the shares of the Issuer’s Class X common stock, par value $0.0001 per share, that as of such time he beneficially owns, directly or indirectly, upon the conversion of all or a portion of the Notes into Class A Common Stock in accordance with their terms and, pursuant to which, immediately following such conversion, the Investors collectively beneficially own, directly or indirectly (but excluding from such calculation any shares of Class A Common Stock issuable in respect of Notes that have not been converted as of such time), at least 88,960,960 shares of Class A Common Stock, subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like.

The Voting Agreement will terminate upon the earlier to occur of (a) the date on which the Investors and their affiliates cease to beneficially own, directly or indirectly, 9,860,916 shares of Class A Common Stock (assuming conversion of the Notes into shares of Class A Common Stock in accordance with their terms and subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like) and (b) mutual written agreement among the parties to the Voting Agreement.

The foregoing description of Voting Agreement is a summary and is qualified in its entirety by reference to the Voting Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above describes the material terms of the Voting Agreement. A copy such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except for the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
3	Voting Agreement, dated as of December 30, 2022, by and among Bird Global, Inc., a Delaware corporation, the investors party thereto and Travis VanderZanden.

CUSIP No. 09077J107	13D	Page 3 of 3 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2023

By: /s/ Travis VanderZanden
Name: Travis VanderZanden